Exhibit B

RESOLVED, that the Fund shall be named as an insured under a fidelity bond maintained by Aon plc (“Aon”), having coverage that complies with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) and issued by a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and other employees of the Fund from time to time, containing such provisions as may be required by the rules promulgated under the 1940 Act; and be it

FURTHER RESOLVED, that the fidelity bond in the amount and in substantially the form presented on July 28, 2025, be, and the same hereby is, approved after consideration of all factors deemed relevant by the Board, including the amount of the bond, the expected value of the assets of the Fund to which any person covered under the bond may have access, the estimated amount of the premium of such bond, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets, and the nature of the securities in the Fund’s portfolio; and be it

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized to enter into said fidelity bond in substantially the form presented on July 28, 2025; and be it

FURTHER RESOLVED, that the Chief Financial Officer of the Fund be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and be it

FURTHER RESOLVED, that the appropriate officers of the Fund be, and each of them hereby is, authorized to enter into a liability insurance policy maintained by Aon, in the amount and with the deductible in substantially the form presented to them on July 28, 2025, which will cover Apollo S3 RIC Management, L.P. and the Fund and its Trustees and officers (each of whom shall be deemed a third-party beneficiary thereof) generally against liabilities and expenses arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for or relating to the Fund, subject to such ordinary exceptions as the officer executing the same, deems reasonable or appropriate; and be it

FURTHER RESOLVED, that the Fund’s participation in the above-referenced liability insurance policy is in the best interests of the Fund; and be it

FURTHER RESOLVED, that pursuant to Rule 17d-1(d)(7) under the 1940 Act, the Board (all Trustees voting) finds, and, separately, all of the Independent Trustees find, that the Fund’s participation in the above-referenced liability insurance policy is in the best interest of the Fund, and that the portion of the total premium for the above-referenced liability insurance policy to be allocated to the Fund based on its net assets is fair and reasonable when compared to the premiums that would have been paid if the insurance coverage of the policy had been purchased separately by the insured parties.